UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

COMMISSION FILE NUMBER: 001-33373

CAPITAL CLEAN ENERGY CARRIERS CORP.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Attached as Exhibit I are the Unaudited Interim Condensed Consolidated Financial Statements of Capital Clean Energy Carriers Corp. (“CCEC”) formerly “Capital Product Partners L.P.” or the “Partnership” for the six-month periods ended June 30, 2024, and 2023 and the related Operating and Financial Review and Prospects discussion.

Attached as Exhibit 101 is the following financial information from this Report on Form 6-K for the six-month periods ended June 30, 2024, and 2023, filed as part of Exhibit I hereto, formatted in Inline Extensible Business Reporting Language (“iXBRL”):

(i)	Unaudited Condensed Consolidated Balance Sheets as of June 30, 2024, and December 31, 2023;

(ii)	Unaudited Condensed Consolidated Statements of Comprehensive Income for the six-month periods ended June 30, 2024, and 2023;

(iii)	Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the six-month periods ended June 30, 2024, and 2023;

(iv)	Unaudited Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2024, and 2023; and

(v)	Notes to the Unaudited Interim Condensed Consolidated Financial Statements.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL CLEAN ENERGY CARRIERS CORP.

Dated: October 10, 2024
/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Executive Officer

Exhibit I

CCEC

Financial Results for the six-month period ended June 30, 2024

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2024, and 2023 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2024 and amended on May 22, 2024 (the “Annual Report”) and those discussed in Exhibit 99.8 to our Report on Form 6-K furnished to the SEC on August 26, 2024. These risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We were originally formed as a Marshall Islands limited partnership named “Capital Product Partners L.P.”, and on August 26, 2024 converted into a Marshall Islands corporation named “Capital Clean Energy Carriers Corp.” See “Recent Developments—Conversion and Name Change” below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Fleet

I.	Operating Vessels:

The eight Neo-Panamax container carrier vessels and the 12 X-DF LNG/C vessels currently on the water are all employed under time and bareboat charters. As of June 30, 2024, our charter coverage for the rest of 2024 and 2025 was 100% and 82%, respectively.

Vessel Name	Charter Type (1)	Expiry of Charter (2)	Charterer
CONTAINER CARRIER VESSELS
Manzanillo Express (7)	10-yr TC	Jul-32	Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”)
Itajai Express (7)	10-yr TC	Oct-32	Hapag-Lloyd
Buenaventura Express (7)	10-yr TC	Mar-33	Hapag-Lloyd
Hyundai Prestige	12-yr TC	Dec-24	Hyundai Merchant Marine Co. Ltd. (“HMM”)
Hyundai Premium	12-yr TC	Jan-25	HMM
Hyundai Paramount	12-yr TC	Feb-25	HMM
Hyundai Privilege	12-yr TC	Mar-25	HMM
Hyundai Platinum	12-yr TC	Apr-25	HMM
LIQUEFIED NATURAL GAS CARRIER (“LNG/C”) VESSELS
Aristos I(3)	5-yr TC	Oct-25	BP Gas Marketing Limited (“BP”)
Aristarchos(4)	10-yr TC	May-31	Cheniere Marketing International LLP (“Cheniere”)
Aristidis I (3)	5-yr TC	Dec-25	BP
Attalos (3)	4.2-yr TC	Oct-25	BP
Adamastos(5)	7.2-yr TC	Sep-28	Engie Energy Marketing Singapore Pte Ltd. (“Engie”)
Asklipios(4)	10-yr TC	Aug-31	Cheniere
Asterix I(6)	7-yr TC	Dec-29	Hartree Partners Power & Gas Company (UK) Limited (“Hartree”)
Amore Mio I(8)	3-yr TC	Sep-26	QatarEnergy Trading LLC (“QatarEnergy”)
Axios II (9)	7-yr BBC	Jan-32	Bonny Gas Transport Limited (“BGT”)
Assos(10)	10-yr TC	May-34	Tokyo LNG Tanker Co. Ltd. (“Tokyo Gas”)
Aktoras (11)	7-yr BBC	May-31	BGT
Apostolos (12)	10.5-yr TC	Nov-34	LNG Marine Transport Limited (“Jera”)

1

(1)  TC: Time Charter and BBC: Bareboat Charter

(2)  Earliest possible redelivery date.

(3)  In 2019, each of the vessel-owning companies of the LNG/C Aristos I, the LNG/C Aristidis I and the LNG/C Attalos, entered into a time charter agreement with BP for a period of 3 years (+/- 30 days). The charterers have three two-year options (+/- 30 days) and one three-year option (+/- 30 days). The charters of the LNG/C Aristos I and the LNG/C Aristidis I commenced in November 2020 and January 2021 respectively. The charter of the LNG/C Attalos commenced in November 2022. Previously the vessel was under a 15-month (+/- 30 days) time charter with BP. In February and March 2023, the charterer exercised its option to extend the time charter of the LNG/C Aristos I and LNG/C Aristidis I by two years (+/- 30 days), respectively.

(4)  In April 2021, each of the vessel-owning companies of the LNG/C Aristarchos and the LNG/C Asklipios, entered into a time charter agreement with Cheniere until March 15, 2025 (+/- 30 days) and February 5, 2025 (+/- 30 days). Each charter has two one-year options (+/- 30 days). The charters of the LNG/C Aristarchos and the LNG/C Asklipios commenced in June 2021 and September 2021, respectively. In August 2022 both vessels amended their time charter agreement with Cheniere and extended them until June 14, 2031 (+/- 30 days) and September 28, 2031 (+/- 30 days), respectively. After the amendment each charter has two two-year options (+/- 30 days).

(5)  In July 2021, the vessel-owning company of the LNG/C Adamastos, entered into a time charter agreement with Engie for a period of 1,890 days (+90/-45 days) or for a period of 2,620 days (+90/-45 days) if the charterer exercises its option on or prior to May 2023. The charter of the LNG/C Adamastos commenced in August 2021. In May 2022, the charterer elected the second period of 2,620 days (+90/-45 days).

(6)  In January 2022, the vessel-owning company of the LNG/C Asterix I, entered into a time charter agreement with Hartree for a period of 1,825 days (+/-60 days) or for a period of 2,555 days (+/-60 days) if the charterer exercises its option on or prior to January 2025. The charter has one two-year option (+/- 30 days). In January 2023, the charterer selected the period of 2,555 days (+/-60 days). The charter of the LNG/C Asterix I commenced in February 2023.

(7)  In June 2021, the vessel-owning companies of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express, entered into a time charter agreement with Hapag-Lloyd for a period of 120 months (+/-90 days). The charterers have three two-year options (+/- 45 days). The charters of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express commenced in October 2022, January 2023, and June 2023, respectively.

(8)  In October 2022, the company owning the LNG/C Amore Mio I, entered into a time charter agreement with QatarEnergy for a period of up to October 1, 2026 (+/-30 days). The time charter of the LNG/C Amore Mio I commenced on October 31, 2023.

(9)  In November 2023, the company owning the LNG/C Axios II agreed with BGT to enter into a seven year (+/-30 days) bareboat charter commencing in the first quarter of 2025. The charterer has the option to extend the charter for 36 months (+/-30 days). In December 2023 the company owning the LNG/C Axios II entered into a one-year time charter at a market linked rate which commenced in January 2024. Upon the completion of the one-year time charter, the vessel will perform the seven-year bareboat charter with BGT.

(10)  In November 2022, the company owning the LNG/C Assos, entered into a time charter agreement with Tokyo Gas for a period of 10 years (+/-30 days). The time charter of the LNG/C Assos commenced on May 31, 2024.

(11)  In August 2023, the company owning the LNG/C Aktoras agreed with BGT to enter into a seven year (+/-30 days) bareboat charter. The charterer has the option to extend the charter for 36 months (+/-30 days). The bareboat charter of the LNG/C Aktoras commenced on June 5, 2024.

(12)  In May 2023, the company owning the LNG/C Apostolos, entered into a time charter agreement with Jera for a period of up to December 31, 2034 (+/-60 days). The charterer has the option to extend the charter for 3 years (+/-60 days). The time charter of the LNG/C Apostolos commenced on June 28, 2024.

2

II.	Vessels under construction:

Vessel Type[1]	Hull No.	Cubic Meters (“CBM”)	Shipyard	Estimated Delivery
LNG[2]	8198	174,000	Hyundai Samho Heavy Industries Co., Ltd (“Hyundai Samho”)	Jan-26
LNG[2]	8199	174,000	Hyundai Samho	Mar-26
LNG	8202	174,000	Hyundai Samho	Sep-26
LNG	8203	174,000	Hyundai Samho	Nov-26
LNG	8206	174,000	Hyundai Samho	Feb-27
LNG	8207	174,000	Hyundai Samho	Mar-27
MGC	8424	45,000	Hyundai Mipo Dockyard Co. Ltd, South Korea ("Hyundai Mipo")	Jun-26
MGC	8425	45,000	Hyundai Mipo	Sep-26
MGC	8426	45,000	Hyundai Mipo	Feb-27
MGC	8427	45,000	Hyundai Mipo	May-27
MGC	S1111	40,000	Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, China ("CIMC SOE")	Mar-27
MGC	S1112	40,000	CIMC SOE	Jul-27
LCO2 – HMGC	8398	22,000	Hyundai Mipo	Jan-26
LCO2 – HMGC	8399	22,000	Hyundai Mipo	Apr-26
LCO2 – HMGC	8404	22,000	Hyundai Mipo	Sep-26
LCO2 – HMGC	8405	22,000	Hyundai Mipo	Nov-26
Total

1.	LNG: Liquified Gas Carrier, MGC: Medium Gas Carrier, LCO2: Liquefied CO₂ Carrier, HMGC: Handy Multi Gas Carrier.

2.	On December 21, 2023, upon the closing of the umbrella agreement dated November 13, 2023 (the “Umbrella Agreement”), among us, Capital Maritime & Trading Corp. (“CMTC”) and Capital GP L.L.C. (“CGP”), we entered into two separate share purchase agreements (“SPAs”) to acquire 100% of the equity interest in each company owning the Hulls 8198 and 8199 respectively. The SPAs will be completed upon each hull’s delivery from Hyundai Samho,

3

Recent Developments

Conversion and Name Change

On August 26, 2024 (the “Effective Date”), the Partnership completed its conversion from a Marshall Islands limited partnership to a Marshall Islands corporation in accordance with a Plan of Conversion pursuant to which, among other things (collectively, the “Conversion”):

(i)	the Partnership converted from a Marshall Islands limited partnership previously named “Capital Product Partners L.P.” to a Marshall Islands corporation;
(ii)	each of the common units of the Partnership (the “Common Units”) outstanding as of immediately prior to the Effective Date was converted into one common share, with par value $0.01 per share, of CCEC (“Common Shares”); and
(iii)	the 348,570 General Partner units of the Partnership and all of the incentive distribution rights of the Partnership, in each case, outstanding as of immediately prior to the Effective Date, were converted into an aggregate of 3,500,000 Common Shares.

Following the Conversion, CMTC, together with its affiliates CGP and Capital Gas Corp. beneficially own approximately 59.0% of the outstanding Common Shares of CCEC (based on 58,387,313 Common Shares outstanding and excluding 1,551,061 Common Shares held in treasury).

Following the Conversion on August 26, 2024, Common Units ceased to trade on the Nasdaq Global Select Market (“Nasdaq”) and Common Shares commenced trading on the Nasdaq under the name “Capital Clean Energy Carriers Corp.” with the ticker symbol “CCEC”.

Vessel acquisitions and advances for vessels under construction

Pursuant to the Umbrella Agreement during the six-month period ended June 30, 2024, we acquired from CMTC the shares of the vessel-owning companies of the following vessels:

In millions of United States dollars
Vessel	Delivery Date	Consideration	Debt	Umbrella Seller’s Credit	Advances paid as of December 31, 2023	Cash paid to CMTC on the delivery date
Axios II	January 2, 2024	$314.0	$190.0	$92.6	$31.4	$-
Assos	May 31, 2024	277.0	240.0	-	27.7	9.3
Aktoras	June 5, 2024	311.0	240.0	39.9	31.1	-
Apostolos	June 28, 2024	302.0	192.0	2.3	30.2	77.5
Total		$1,204.0	$862.0	$134.8	$120.4	$86.8

On June 3, 2024, we announced an investment in 10 new gas carriers’ vessels under construction, including four unique handy multi gas carriers that can carry liquid CO2 (“LCO2”) collectively (the “Gas Vessels”) for a total amount of $756.0 million, with expected deliveries between the first quarter of 2026 and the third quarter of 2027. On June 17, 2024, and upon entry into 10 separate Share Purchase Agreements with CMTC, we paid to CMTC $74.7 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Gas Vessels.

An analysis of the Gas Vessels is as follows:

In millions of United States dollars
Vessel Type[1]	Hull No.	Cubic Meters (“CBM”)	Shipyard	Estimated Delivery	Amount paid to CMTC for the acquisition of the vessel-owning companies of the Gas Vessels
MGC	8424	45,000	Hyundai Mipo Dockyard Co. Ltd, South Korea ("Hyundai Mipo")	Jun-26	—
MGC	8425	45,000	Hyundai Mipo	Sep-26	—
MGC	8426	45,000	Hyundai Mipo	Feb-27	—
MGC	8427	45,000	Hyundai Mipo	May-27	—
MGC	S1111	40,000	Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, China ("CIMC SOE")	Mar-27	9.8
MGC	S1112	40,000	CIMC SOE	Jul-27	9.8
LCO2 – HMGC	8398	22,000	Hyundai Mipo	Jan-26	19.9
LCO2 – HMGC	8399	22,000	Hyundai Mipo	Apr-26	19.9
LCO2 – HMGC	8404	22,000	Hyundai Mipo	Sep-26	7.6
LCO2 – HMGC	8405	22,000	Hyundai Mipo	Nov-26	7.6
Total					$74.7

1. MGC: Medium Gas Carrier, LCO2: Liquefied CO₂ Carrier, HMGC: Handy Multi Gas Carrier.

The ship building contracts were initially entered into by CMTC. The acquisition/contract prices paid by us correspond to the actual ship building costs for all vessels except for the ones with expected delivery in January 2026 and April 2026, which were acquired pursuant to the rights of first refusal agreed under the Umbrella Agreement dated November 13, 2024. These vessels were ordered in July 2023 and were acquired by CCEC at the same cost as the last two LCO2 / handy multi gas carriers which were contracted in January 2024. The amount of $74.7 million we paid to CMTC represents advances made to the shipyards by CMTC under certain of the ship building contracts and a premium of $11.5 million.

4

Advances for the acquisition of vessel owning companies from a related party and vessels under construction

During the six-month period ended June 30, 2024, we paid advances for the acquisition of vessel owning companies from a related party and vessels under construction of $74.7 million and $101.1 million respectively. During the same period, we recognized initial expenses of $8.7 million, for the vessels under construction.

Vessel disposals

During the six-month period ended June 30, 2024, we entered into six memoranda of agreement (“MOA”) with third parties for the sale of the below vessels:

In millions of United States dollars
Vessel	MOA date	MOA Price	Delivery Date
M/V Akadimos	January 31, 2024	$80.0	March 8, 2024
M/V Seattle Express	February 14, 2024	13.2	April 26, 2024
M/V Fos Express	February 14, 2024	13.2	May 3, 2024
M/V Athenian	March 1, 2024	51.0	April 22, 2024
M/V Athos	March 1, 2024	51.0	April 22, 2024
M/V Aristomenis	March 1, 2024	51.0	May 3, 2024
Total		$259.4

Furthermore, in September 2024, based on our strategic decision to focus on the energy transition and taking at the same time advantage of the attractive vessel valuations, we entered into five separate MOAs with a third party for the sale of the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Privilege, the M/V Hyundai Prestige and the M/V Hyundai Platinum, (each 63,010 DWT/ 5,023 TEU, container vessel, built 2013, Hyundai Heavy Industries Co., Ltd., S. Korea). The vessels’ carrying amount, including the unamortized portion of the above market acquired charters, amounting to $175.7 million. All five vessels are debt-free and the cash proceeds will be used to pay down debt and for general corporate purposes. The vessels are expected to be delivered to their new owner progressively between November 2024 and January 2025.

Financing arrangements:

Please see section “Borrowings (Financing arrangements)” in below

Quarterly Common Unit Cash Distributions

On January 25, 2024, the board of directors (the “Board”) declared a cash distribution of $0.15 per common unit for the fourth quarter of 2023 which was paid on February 13, 2024, to common unit holders of record on February 6, 2024.

On April 25, 2024, the Board declared a cash distribution of $0.15 per common unit for the first quarter of 2024 which was paid on May 14, 2024, to common unit holders of record on May 7, 2024.

On July 24, 2024, the Board declared a cash distribution of $0.15 per common unit for the second quarter of 2024 which was paid on August 12, 2024, to common unit holders of record on August 6, 2024.

Declaration and payment of any dividend is subject to the discretion of our board of directors. Our dividend policy may be changed at any time, and from time to time, by the board of directors. The timing and amount of dividend payments to holders of our shares will depend on, among other things, shipping market developments and the charter rates we are able to negotiate when we charter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including increased or unanticipated expenses, the loss of a vessel, required capital expenditures, reserves established by the board of directors, refinancing or repayment of debt, additional borrowings, compliance with the covenants in our financing arrangements, our anticipated future cost of capital, access to financing and equity and debt capital markets, including for the purposes of refinancing or repaying existing debt, asset valuations, other factors described in our filings with the SEC from time to time and the applicable provisions of Marshall Islands law. See also the risks discussed in our Annual Report and in Exhibit 99.8 to our Report on Form 6-K furnished to the SEC on August 26, 2024, including in particular the risk factor entitled “We cannot assure you that we will pay any dividends on our common shares.” in that exhibit.

Factors Affecting Our Future Results of Operations

Please refer to our Annual Report, regarding the factors affecting our future results of operations.

Financial Results in thousands of United States dollars:

	For the six-month periods ended June 30,
	2024	2023
Revenues	$202,165	$169,551
Expenses / (income), net:
Voyage expenses	6,018	7,782
Vessel operating expenses	36,945	37,594
Vessel operating expenses - related parties	5,959	5,212
General and administrative expenses	7,723	5,115
Vessel depreciation and amortization	46,538	40,053
Impairment of vessel	-	7,956
Gain on sale of vessels	(31,602)	-
Operating income, net	130,584	65,839
Other income / (expense), net:
Interest expense and finance cost	(65,465)	(49,190)
Other income, net	2,961	791
Total other expenses, net	(62,504)	(48,399)
Partnership’s net income	$68,080	$17,440
Other comprehensive income:
Unrealized gain on derivative instruments (Note 8)	179	1,650
Partnership’s comprehensive income	$68,259	$19,090

5

Results of Operations

Six-Month Period Ended June 30, 2024, compared to the Six-Month Period Ended June 30, 2023

Our results of operations for the six-month periods ended June 30, 2024, and 2023 differ primarily due to:

•	the increase in revenues due to the higher average daily charter rates earned by the vessels in our fleet resulting from the change in the composition of our fleet which now includes a higher number of LNG/Cs partly offset by the sale of certain of our container vessels;
•	the increase in depreciation and amortization due to the change in the composition of our fleet which now includes a higher number of LNG/Cs;
•	the gain on sale of vessels of $31.6 million during the six-month period ended June 30, 2024, compared to impairment charge of $8.0 million we recognized in the corresponding period in 2023; and
•	the increase in interest expense and finance cost during the six-month period ended June 30, 2024, compared to the corresponding period in 2023 mainly due to the increase in our average indebtedness and the increase in the weighted average interest rate.

Total Revenues

Total revenues, consisting of time and bareboat charter revenues, amounted to $202.2 million for the six-month period ended June 30, 2024, compared to $169.6 million for the six-month period ended June 30, 2023. The increase of $32.6 million was primarily due to the higher average daily charter rates earned by the vessels in our fleet which resulted from the change in the composition of our fleet during the six-month period ended June 30, 2024, compared to the corresponding period in 2023.

Time and bareboat charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

For the six-month period ended June 30, 2024, BP, Hapag-Lloyd, Cheniere, HMM, Hartree and QatarEnergy accounted for 19%, 18%, 14%, 13%, 10% and 10% of our total revenues, respectively.

Voyage Expenses

Total voyage expenses amounted to $6.0 million for the six-month period ended June 30, 2024, compared to $7.8 million for the six-month period ended June 30, 2023. The decrease of $1.8 million in voyage expenses was mainly due to the fact that none of our vessels operated under voyage charter during the six-month period ended June 30, 2024, compared to one vessel during the corresponding period in 2023.

Voyage expenses primarily consist of bunkers, port expenses and commissions. In voyage charters the shipowner generally is responsible for paying voyage expenses while voyage expenses incurred during time and bareboat charters are paid by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during off-hire periods are paid by us.

Vessel Operating Expenses

For the six-month period ended June 30, 2024, our total vessel operating expenses amounted to $42.9 million, in line with $42.8 million for the six-month period ended June 30, 2023.

Total vessel operating expenses for the six-month period ended June 30, 2024, include expenses of $6.0 million incurred under management agreements with Capital-Executive Ship Management Corp. (“Capital-Executive”) and Capital Gas Ship Management Corp., compared to $5.2 million during the six-month period ended June 30, 2023. Please also refer to Note 4 (Transactions with related parties) in the unaudited condensed consolidated financial statements for the six-month period ended June 30, 2024 included here-in.

General and Administrative Expenses

General and administrative expenses amounted to $7.7 million for the six-month period ended June 30, 2024, compared to $5.1 million for the six-month period ended June 30, 2023. The $2.6 million increase in general and administrative expenses was mainly attributable to costs associated with the Conversion and the amortization associated with our equity incentive plan.

General and administrative expenses include Board fees and expenses, audit and certain legal fees and other fees related to the requirements of being a publicly traded entity, the amortization associated with our equity incentive plan and the cost of the Conversion.

Gain on Sale of Vessels

During the six-month period ended June 30, 2024, we concluded the sale of six container vessels, namely the M/V Akadimos, the M/V Athos, the M/V Athenian, the M/V Seattle Express, the M/V Fos Express and the M/V Aristomenis, recognizing a gain of $31.6 million. No gain on sale of vessels was recognized during the six-month period ended June 30, 2023.

Impairment of Vessel

During the six-month period ended June 30, 2024, no impairment of vessel was recognized. On June 27, 2023, we agreed to sell the dry cargo vessel M/V Cape Agamemnon to an unaffiliated party. Upon the agreement, the vessel was classified as held for sale and we recognized a non-cash impairment charge of $8.0 million corresponding to the difference between the net book value of the vessel and its net selling price.

6

Vessel Depreciation and Amortization

Vessel depreciation and amortization increased to $46.5 million for the six-month period ended June 30, 2024, compared to $40.1 million for the six-month period ended June 30, 2023. The increase in vessel depreciation and amortization primarily reflects the change in the composition of our fleet which now includes a higher number of LNG/Cs partly offset by the decrease in the amortization of deferred dry-docking costs.

Total Other Expenses, Net

Total other expenses, net for the six-month period ended June 30, 2024, amounted to $62.5 million, compared to $48.4 million for the six-month period ended June 30, 2023. Total other expense, net includes interest expense and finance cost of $65.5 million for the six-month period ended June 30, 2024, compared to $49.2 million for the six-month period ended June 30, 2023. The increase of $16.3 million in interest expense and finance cost was mainly due to the increase in the average indebtedness and the increase in the weighted average interest rate for the six-month period ended June 30, 2024, to 6.8% compared to 6.2% for the six-month period ended June 30, 2023. Please also refer to Note 7 (Long-term debt, net) to our unaudited condensed consolidated financial statements.

Interest expense and finance cost include interest expense, amortization of financing charges, commitment fees and bank charges.

Partnership’s Net Income

The Partnership’s net income for the six-month period ended June 30, 2024, amounted to $68.1 million compared to $17.4 million for the corresponding period in 2023.

Liquidity and Capital Resources

As of June 30, 2024, total cash and cash equivalents amounted to $101.2 million. Total cash includes restricted cash of $12.9 million in total representing the minimum liquidity requirement under our credit facilities, sale and lease back agreements, seller’s credits and unsecured bonds (the “financing arrangements”).

Generally, our primary sources of funds have been cash from operations, bank borrowings, sale and lease back arrangements and, depending on our access to the capital markets, equity and debt securities offerings.

Cash from operations depends on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. Five of our charters are expected to expire in the coming 12 months. Cash flows from operations may be further affected by other factors described in our Annual Report in “Item 3. Key Information—D. Risk Factors” and in Exhibit 99.8 to our Report on Form 6-K furnished to the SEC on August 26, 2024.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. As of June 30, 2024, we have the following outstanding commitments for the acquisition of vessel owning companies from a related party and vessels under construction that will be financed through the issuance of debt and cash at hand:

Year ending June 30,	Acquisition of vessel owning companies from CMTC pursuant to the Umbrella Agreement	Vessels under construction	Total
2025	$—	$171.4	$171.4
2026	486.0	369.2	855.2
2027	—	913.6	913.6
2028	—	35.9	35.9
Total	$486.0	$1,490.1	$1,976.1

Furthermore, we have outstanding commitments relating to supervision services agreements for vessels under construction amounting to $6.4 million.

We do not anticipate any of our vessels to undergo a special survey in the next twelve months.

As of June 30, 2024, total partners’ capital amounted to $1,230.0 million, an increase of $55.1 million compared to $1,174.9 million as of December 31, 2023. The increase reflects net income of $68.1 million for the six-months ended June 30, 2024, other comprehensive income of $0.2 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge and the amortization associated with the equity incentive plan of $3.5 million, partly offset by distributions declared and paid during the period in a total amount of $16.7 million.

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents and restricted cash provided by / (used in) operating, investing and financing activities for the periods, presented in millions of United States dollars:

	For the six-month periods ended June 30,
	2024	2023
Net Cash Provided by Operating Activities	$103.4	$91.5
Net Cash Used in Investing Activities	(863.7)	(455.8)
Net Cash Provided by Financing Activities	$657.5	$314.1

7

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $103.4 million for the six-month period ended June 30, 2024, compared to $91.5 million for the six-month period ended June 30, 2023. The increase of $11.9 million was mainly attributable to the increase in revenues, and the increase in accrued and other liabilities partly offset by the increase in interest expense and finance costs, in prepayments and other assets, in trade receivables and in inventories and the decrease in revenue received in advance and amounts due to related parties, net.

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements. Net cash used in investing activities during the six-month period ended June 30, 2024, amounted to $863.7 million compared to $455.8 million during the corresponding period in 2023.

During the six-month period ended June 30, 2024 we paid $948.8 million to acquire the shares of the companies owning the LNG/C Axios II, the LNG/C Aktoras, the LNG/C Apostolos, and the LNG/C Assos and we paid advances for vessels under construction of $184.4 million and paid $2.3 million for vessel improvements. In addition, during the six-month period ended June 30, 2024, we received net sale proceeds of $271.8 million from the disposal of the M/V Long Beach Express, the M/V Akadimos, the M/V Athenian, the M/V Athos, the M/V Aristomenis, the M/V Seattle Express and the M/V Fos Express.

During the six-month period ended June 30, 2023, we paid $451.0 million to acquire the shares of the companies owning the M/V Itajai Express, the LNG/C Asterix I, and the M/V Buenaventura Express and we paid $4.8 million for vessel improvements.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the six-month period ended June 30, 2024, was $657.5 million representing cash proceeds of $1,017 million from the issuance of five new financing arrangements that we entered into in order to partly finance the acquisition of the shares of the companies owning the LNG/C Axios II, the LNG/C Apostolos, the LNG/C Aktoras, the LNG/C Assos, and the refinancing of the LNG/C Arisitidis I, partly offset by $333.8 million of long term debt payments, the $8.9 million we paid in financing costs, and the $16.7 million of dividends we paid to our unit holders.

Net cash provided by financing activities for the six-month period ended June 30, 2023, was $314.1 million representing mainly cash proceeds of $392.0 million from the issuance of three new financing arrangements that we entered into in order to partly finance the acquisition of the shares of the companies owning the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express, partly offset by $3.4 million we paid in financing costs, the $64.5 million in long term debt payments, $3.8 million paid to acquire CPLP units under our repurchase program and $6.2 million of dividends to our unit holders.

Borrowings (Financing Arrangements)

Our long-term borrowings are reflected in our balance sheet in long-term liabilities as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of June 30, 2024, and December 31, 2023, total borrowings of $2,596.5 million and $1,787.8 million were outstanding under our financing arrangements respectively.

Debt issuance:

  Refinancing of “2021 CMBFL” Sale and lease-back facilities with the “2024 – 2xLNG/C Bocomm”

On August 23, 2024, CPLP entered into two separate sale and lease back agreements for the vessels LNG/C Asklipios and the LNG/C Attalos in an amount of $162.5 million each to refinance the outstanding balance of $250.4 million under the sale and lease back arrangements that the vessel-owning companies had entered into with CMB Financial Leasing Co., Ltd (“CMBFL”) in 2021. The new lease agreements of the LNG/C Attalos and the LNG/C Asklipios have remaining durations, starting from August 29, 2024, when the refinancing took place, of 7 years.

  Refinancing of “2021 credit facility” with the “2024 – LNG/C Aristidis I credit facility”

On June 25, 2024, we entered into a new credit facility with National Bank of Greece S.A. (“NBG”), of up to $155.0 million, in order to fully repay the debt facility with ING Bank N.V., London Branch (“ING”) that we assumed in December 2021 amounting to $99.4 million, to partially finance the acquisition of the vessel-owning company of the LNG/C Aristidis I and for general corporate purposes. We drew down the full amount of the new facility on June 26, 2024. The facility has a duration of seven years.

  the “2024 Jolco LNG/C Apostolos”

On June 25, 2024, we entered into a Japanese operating lease agreement with a call option of up to $240.0 million, with the purpose of replacing the bridge debt facility with BNP Paribas (“BNP”) that we entered into on June 20, 2024 (the “2024 – LNG/C Apostolos credit facility”) amounting to $192.0 million, to partially finance the acquisition of the vessel-owning company of the LNG/C Apostolos. We drew down the full amount of the 2024 Jolco LNG/C Apostolos on July 16, 2024. The sale and lease back agreement has a duration of eight years.

  the “2024 – LNG/C Aktoras credit facility”

On May 31, 2024, we entered into a new credit facility with Piraeus Bank S.A. (“Piraeus”), of up to $240.0 million (the “2024 – LNG/C Aktoras credit facility”), in order to partially finance the acquisition of the vessel-owning company of the LNG/C Aktoras. We drew down the full amount of the facility in June 2024. The facility has a duration of seven years.

  the “2021 Bocomm”

On May 14, 2024, we agreed with Bank of Communications Financial Leasing Co., Ltd (“Bocomm”) to amend certain of the terms included in two separate sale and lease back agreements that the companies owning the vessels LNG/C Aristos I and the LNG/C Aristarchos had entered into with Bocomm in 2021. Specifically, effective from May 14th , 2024, we agreed to reduce the interest we pay on the outstanding amount and extended the maturity for both facilities by two years.

8

  the “2023 Jolco LNG/C Assos”

On December 22, 2023, we entered into a new Japanese operating lease agreement with a call option (the “2023 Jolco LNG/C Assos”) of up to $240.0 million, to partially finance the acquisition of the vessel-owning company of the LNG/C Assos. We drew down the full amount of the facility in May 2024. The 2023 LNG/C Assos Jolco, has a duration of eight years.

  the “Umbrella Seller’s Credit”

On December 21, 2023, upon entering the Umbrella Agreement we entered into an unsecured seller’s credit agreement with CMTC, the (“Umbrella Seller’s Credit”) in an amount of up to $220.0 million in order to finance a portion of the purchase price of the 11 new 174,000 CBM LNG/C vessels. The Umbrella Seller’s Credit provides for interest at a rate of 7.5% per annum and matures on June 30, 2027. On June 28, June 5 and January 2, 2024, upon the deliveries of the LNG/C Apostolos, the LNG/C Aktoras and the LNG/C Axios II, we used $134.8 million in total of the amounts available under the Umbrella Sellers Credit. On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian to their new owners, we repaid $92.6 million in total, of the outstanding amounts under the Umbrella Sellers Credit.

  “2024 – LNG/C Axios II credit facility”

On December 20, 2023, we entered into a new credit facility, the “2024 – LNG/C Axios II credit facility”, of up to $190,000 to partially financing the acquisition of the vessel-owning company of the LNG/C Axios II. We drew down the full amount of the facility on January 2, 2024. The facility has a duration of seven years.

Debt repayments:

On March 8, 2024 and on April 22 and 26, 2024 upon the delivery of the M/V Akadimos, the M/V Athos and the M/V Aristomenis to their new owners, we fully repaid the then outstanding balance of the “ICBCFL sale and lease back” and the “2020 CMBFL” (as defined in the Annual Report) in a total amount of $88.9 million.

For information relating to our credit facilities, sale and lease back agreements and unsecured bonds, please refer to Note 7 of our audited Consolidated Financial Statements included in our Annual Report and Note 7 to our unaudited interim condensed consolidated financial statements and the descriptions above in “Debt additions and repayments” and “Liquidity and Capital Resources”.

As of June 30, 2024, and December 31, 2023, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our financing arrangements and any other debt instruments we may issue or enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs offered by our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests included in our financing arrangements, we are unlikely to be able to make any distributions to our unit holders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our financing arrangements are secured by certain of our vessels, and if we are unable to repay debt under our financing arrangements, the lenders could seek to foreclose on those assets. More specifically, 15 vessels with an aggregate net book value of $3.2 billion as of June 30, 2024, have been provided as collateral under the terms of our credit facilities or the title of ownership is held by the relevant lender under our sale and lease back agreements. This excludes five unencumbered vessels of an aggregate net book value of $0.2 billion as of June 30, 2024.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios, see “Item 5.B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)” in our Annual Report. If the estimated asset values of vessels in our fleet decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements. A decline in the market value of our vessels could also affect our ability to refinance our financing arrangements and/or limit our ability to obtain additional financing. As of June 30, 2024, a decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our financing arrangements.

Off-Balance Sheet Arrangements

As of June 30, 2024, we have not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

A discussion of our critical accounting estimates can be found in our Annual Report.

Changes in Accounting Policies

See Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

9

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

F- 1

Capital Product Partners L.P. Unaudited Condensed Consolidated Balance Sheets (In thousands of United States Dollars)

	As of June 30, 2024	As of December 31, 2023
Assets
Current assets
Cash and cash equivalents	$88,303	$192,422
Trade accounts receivable, net	6,035	3,117
Prepayments and other assets	7,852	8,702
Due from related party (Note 4)	1,226	402
Inventories	5,647	5,553
Claims	914	914
Assets held for sale (Note 5)	—	14,394
Total current assets	109,977	225,504
Fixed assets
Advances for vessels under construction – related party (Note 5)	54,000	174,400
Vessels, net and vessels under construction (Note 5)	3,684,549	2,632,285
Total fixed assets	3,738,549	2,806,685
Other non-current assets
Above market acquired charters (Note 6)	123,360	83,389
Deferred charges, net	—	4,714
Restricted cash	12,921	11,721
Derivative asset (Note 8)	3,226	6,636
Prepayments and other assets	493	1,650
Total non-current assets	3,878,549	2,914,795
Total assets	$3,988,526	$3,140,299
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 7)	$126,169	$103,116
Trade accounts payable	19,553	14,416
Due to related parties (Note 4)	5,350	7,979
Accrued and other liabilities	38,979	28,553
Deferred revenue	18,659	28,419
Below market acquired charters associated with vessels held for sale	—	1,447
Total current liabilities	208,710	183,930
Long-term liabilities
Long-term debt, net (including $48,164 and $6,000 payable to related party as of June 30, 2024, and December 31, 2023, respectively) (Note 7)	2,452,250	1,672,179
Derivative liabilities (Note 8)	12,223	7,180
Below market acquired charters (Note 6)	83,198	88,543
Deferred revenue	2,183	13,534
Total long-term liabilities	2,549,854	1,781,436
Total liabilities	2,758,564	1,965,366
Commitments and contingencies (Note 13)	—	—
Total partners’ capital	1,229,962	1,174,933
Total liabilities and partners’ capital	$3,988,526	$3,140,299

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F- 2

Capital Product Partners L.P. Unaudited Condensed Consolidated Statements of Comprehensive Income (In thousands of United States Dollars, except for number of units and earnings per unit)

	For the six-month periods ended June 30,
	2024	2023
Revenues (Note 3)	$202,165	$169,551
Expenses / (income), net:
Voyage expenses	6,018	7,782
Vessel operating expenses	36,945	37,594
Vessel operating expenses - related parties (Note 4)	5,959	5,212
General and administrative expenses (including $1,276 and $1,296 to related parties, for the six-month periods ended June 30, 2024 and 2023, respectively) (Note 4)	7,723	5,115
Vessel depreciation and amortization (Note 5)	46,538	40,053
Impairment of vessel	—	7,956
Gain on sale of vessels (Note 5)	(31,602)	—
Operating income, net	130,584	65,839
Other income / (expense), net:
Interest expense and finance cost	(65,465)	(49,190)
Other income, net	2,961	791
Total other expense, net	(62,504)	(48,399)
Partnership’s net income	$68,080	$17,440
General Partner’s interest in Partnership’s net income	428	297
Partnership’s net income allocable to unvested units	305	423
Common unit holders’ interest in Partnership’s net income	67,347	16,720
Net income per (Note 12):
• Common unit, basic and diluted	$1.23	$0.85
Weighted-average units outstanding:
• Common unit, basic and diluted	54,851,934	19,639,212
Partnership’s net income	68,080	17,440
Other comprehensive income:
Unrealized gain on derivative instruments (Note 8)	179	1,650
Partnership’s comprehensive income	$68,259	$19,090

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F- 3

Capital Product Partners L.P. Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital (In thousands of United States Dollars)

	General Partner	Common Unitholders	Treasury units	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2023	$12,414	$634,605	$(3,827)	$(4,766)	$638,426
Dividends declared / paid (distributions of $0.30 per common unit) (Note 10)	(104)	(6,047)	—	—	(6,151)
Partnership’s net income	297	17,143	—	—	17,440
Equity compensation expense (Note 11)	—	1,864	—	—	1,864
Repurchase of common units	—	—	(3,846)	—	(3,846)
Other Comprehensive income (Note 8)	—	—	—	1,650	1,650
Balance at June 30, 2023	$12,607	$647,565	$(7,673)	$(3,116)	$649,383

	General Partner	Common Unitholders	Treasury units	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2024	$12,885	$1,171,573	$(7,939)	$(1,586)	$1,174,933
Dividends declared / paid (distributions of $0.30 per common unit) (Note 10)	(104)	(16,643)	—	—	(16,747)
Partnership’s net income	428	67,652	—	—	68,080
Equity compensation expense (Note 11)	—	3,517	—	—	3,517
Other comprehensive income (Note 8)	—	—	—	179	179
Balance at June 30, 2024	$13,209	$1,226,099	$(7,939)	$(1,407)	$1,229,962

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F- 4

Capital Product Partners L.P. Unaudited Condensed Consolidated Statements of Cash Flows (In thousands of United States Dollars)

For the six-month periods ended June 30,
	2024	2023
Cash flows from operating activities:
Net income	$68,080	$17,440
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 5)	46,538	40,053
Gain on sale of vessels	(31,602)	-
Impairment of vessel	-	7,956
Amortization and write-off of deferred financing costs	2,089	1,483
Amortization / accretion of above / below market acquired charters (Note 6)	10,812	1,520
Amortization of ineffective portion of derivatives	(105)	(156)
Equity compensation expense (Note 11)	3,517	1,864
Change in fair value of derivatives (Note 8)	5,043	(3,213)
Unrealized bonds exchange differences (Note 7)	(5,538)	2,989
Changes in operating assets and liabilities:
Trade accounts receivable, net	(2,918)	(1,433)
Prepayments and other assets	2,007	3,763
Due from related party	621	3,636
Inventories	64	574
Claims	-	685
Trade accounts payable	1,746	2,271
Due to related parties	(629)	4,559
Accrued and other liabilities	8,897	6,387
Deferred revenue	(5,165)	1,146
Dry-docking costs paid	(105)	—
Net cash provided by operating activities	103,352	91,524
Cash flows from investing activities:
Vessel acquisitions, vessels under construction and improvements including time charter agreements (Notes 5, 6)	(1,135,573)	(455,791)
Net proceeds from sale of vessels (Note 5)	271,825	—
Net cash used in investing activities	(863,748)	(455,791)
Cash flows from financing activities:
Proceeds from long-term debt (Note 7)	1,017,000	392,000
Deferred financing costs paid	(8,929)	(3,444)
Payments of long-term debt (Note 7)	(333,847)	(64,487)
Repurchase of common units	—	(3,846)
Dividends paid (Note 10)	(16,747)	(6,151)
Net cash provided by financing activities	657,477	314,072
Net decrease in cash, cash equivalents and restricted cash	(102,919)	(50,195)
Cash, cash equivalents and restricted cash at beginning of period	204,143	154,848
Cash, cash equivalents and restricted cash at end of period	$101,224	$104,653
Supplemental cash flow information
Cash paid for interest	57,125	45,140
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	4,605	12,207
Capitalized dry-docking costs included in liabilities	4,149	5,176
Deferred financing costs included in liabilities	173	410
Expenses for sale of vessels included in liabilities (Note 5)	5,275	—
Seller’s credit agreement in connection with the acquisition of vessel-owning companies (Notes 4, 5, 7)	134,764	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	88,303	92,936
Restricted cash - non-current assets	12,921	11,717
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$101,224	$104,653

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F- 5

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership or CPP”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international owner of ocean-going vessels, with a focus on the energy transition. As of June 30, 2024, our in-the-water fleet included 20 high specification vessels including 12 latest generation Liquified Natural Gas Carriers (“LNG/Cs”) and eight legacy Neo-Panamax container vessels five of which we have agreed to sell by the first quarter of 2025 (Note 14d). In addition, our under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel medium gas carriers and four handy liquified CO2 multi-gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Partnership’s consolidated financial statements for the year ended December 31, 2023, included in the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the“SEC”) on April 23, 2024.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2024, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

2. Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended, December 31, 2023 (the “Consolidated Financial Statements for the year ended December 31, 2023”).

3. Revenues

The following table shows the net revenues earned from time and voyage charters contracts for the six-month periods ended June 30, 2024, and 2023:

	For the six-month periods ended June 30,
	2024	2023
Time and bareboat charters (operating leases)	$202,165	$163,524
Voyage charters	—	6,027
Total	$202,165	$169,551

As of June 30, 2024, all of the Partnership’s vessels were employed under time and bareboat charter agreements with remaining tenor ranging between 0.5 and 10.3 years. From these time charter agreements 12 include extensions at charterers’ option that range between 2.0 to 9.0 years.

4. Transactions with related parties

Capital Maritime & Trading Corp. (“CMTC”) is an international shipping company with a long history of operating and investing in the shipping market. As of June 30, 2024, and December 31, 2023, CMTC may be deemed to beneficially own 54.3% and 54.2% of our common units respectively.

Capital Gas Corp. is a privately held company controlled by Mr. Miltiadis Marinakis the son of Mr. Evangelos M. Marinakis who also controls Capital GP L.L.C. (“CGP”), our General Partner prior to our conversion from a Marshall Islands limited partnership to a Marshall Islands corporation on August 26, 2024 (Note 14). As of June 30, 2024, and December 31, 2023, Capital Gas Corp. may be deemed to have beneficially owned 2.1% of our common units.

On June 3, 2024, the Partnership announced an investment in 10 new gas carriers under construction (the “Gas Vessels”) for a total amount of $755,976 with expected deliveries between the first quarter of 2026 and the third quarter of 2027. On June 17, 2024, and upon entry into 10 separate Share Purchase Agreements (“SPAs”) with CMTC, the Partnership paid CMTC $74,654 to acquire 100% of the equity interests in each of the vessel-owning companies of the Gas Vessels (Note 5). The Partnership expects to pay an additional amount of $681,322 to the shipyards in pre-delivery and delivery installments for the Gas Vessels (Note 13).

Upon entering the above SPAs each of the 10 vessel-owning companies of the Gas Vessels entered into a separate supervision services agreement with Capital Gas Ship Management Corp. (“Capital-Gas”). On June 17, 2024, the Partnership paid Capital Gas the amount of $1,200 representing the first of the three installments of the total supervision cost.

F- 6

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

4. Transactions with related parties – Continued

An analysis of the Gas Vessels is as follows:

Vessel Type	Hull No.	Cubic Meters (“CBM”)	Shipyard	Estimated Delivery	Amount paid to CMTC for the acquisition of the vessel-owning companies of the Gas Vessels
MGC[1]	8424	45,000	Hyundai Mipo Dockyard Co. Ltd, South Korea ("Hyundai Mipo")	Jun-26	—
MGC	8425	45,000	Hyundai Mipo	Sep-26	—
MGC	8426	45,000	Hyundai Mipo	Feb-27	—
MGC	8427	45,000	Hyundai Mipo	May-27	—
MGC	S1111	40,000	Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, China ("CIMC SOE")	Mar-27	9,798
MGC	S1112	40,000	CIMC SOE	Jul-27	9,798
LCO2[2] – HMGC[3]	8398	22,000	Hyundai Mipo	Jan-26	19,885
LCO2 – HMGC	8399	22,000	Hyundai Mipo	Apr-26	19,885
LCO2 – HMGC	8404	22,000	Hyundai Mipo	Sep-26	7,644
LCO2 – HMGC	8405	22,000	Hyundai Mipo	Nov-26	7,644
Total					$ 74,654

1.	Medium Gas Carrier – 2. Liquefied CO₂ Multi Gas Carrier – 3. Handy Multi Gas Carrier

During the six-month period ended June 30, 2024, pursuant to the umbrella agreement (the “Umbrella Agreement”) the Partnership entered into with Capital Maritime & Trading Corp. (“CMTC”) and CGP in November 2023, CPP acquired from CMTC the shares of the vessel-owning companies of the LNG/C Axios II, the LNG/C Assos, the LNG/C Aktoras and the LNG/C Apostolos for a total consideration of $1,204,000. For the above acquisitions the Partnership drew down the amount of $134,764 from the Umbrella Seller’s Credit (Notes 5, 7). Upon delivery, the LNG/C Axios II, the LNG/C Assos and the LNG/C Apostolos, entered into a floating fee management agreement and the LNG/C Aktoras entered into a fixed fee management agreement with Capital-Gas

On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian to their new owners, the Partnership repaid the amounts of $12,789, $39,973 and $39,838, respectively in connection with the Umbrella Seller’s Credit (Note 7) entered into on December 21, 2023.

Further to the transactions described above with CMTC the Partnership and its subsidiaries have related party transactions with Capital Ship Management Corp. (“CSM”), Capital-Executive Ship Management Corp. (“Capital-Executive”), Capital-Gas, (collectively “Managers”), and the Partnership’s general partner, CGP arising from certain terms of the following management and administrative services agreements.

1.	Floating fee management agreements: Under the terms of these agreements the Partnership compensates its Managers for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Managers. The Partnership also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the six-month period ended June 30, 2024, and 2023, management fees under the management agreements amounted to $5,946 and $5,212, respectively, and are included in “Vessel operating expenses – related parties” in the unaudited condensed consolidated statements of comprehensive income.

2.	Fixed fee management agreements: Under the terms of these agreements the Partnership pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover commercial and administrative costs. For the six-month period ended June 30, 2024, and 2023, management fees under the management agreements amounted to $13 and $0, respectively, and are included in “Vessel operating expenses – related parties” in the unaudited condensed consolidated statements of comprehensive income.

F- 7

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

4. Transactions with related parties - Continued

3.	Administrative and service agreements: On April 4, 2007, the Partnership entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Partnership reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Partnership an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016, 2019 and 2023, according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the six-month periods ended June 30, 2024, and 2023 the fees under the executive services agreement with CGP amounted to $1,175 and are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of June 30, 2024	As of December 31, 2023
Assets:
CMTC-amounts relating to vessels acquisitions (a)	$—	$402
Capital-Gas – advances from the Partnership (b)	1,226	—
Due from related party	$1,226	$402
Liabilities:
CSM – payments on behalf of the Partnership (c)	$—	$114
Capital-Executive – payments on behalf of the Partnership (c)	3,137	3,823
CMTC-amounts relating to vessels acquisitions (a)	$2,213	$—
Capital-Gas – payments on behalf of the Partnership (c)	—	4,042
Due to related parties	$5,350	$7,979

	For the six-month periods ended June 30,
Consolidated Statements of Comprehensive Income	2024	2023
Vessel operating expenses	$5,959	$5,212
General and administrative expenses (d)	1,276	1,296

(a)	Amounts relating to vessels acquisitions: This line item mainly includes bunkers and lubricants onboard payable to CMTC and collected hire income payable from CMTC in connection with the acquisition of the vessels under the Umbrella Agreement.

(b)

Managers - Advances from the Partnership: This line item represents the amounts advanced by the Partnership for operating and voyage expenses to be paid by the Managers on behalf of the Partnership and its subsidiaries.

(c)

Managers - Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Partnership and its subsidiaries.

(d)	General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

F- 8

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

5. Fixed Assets and Assets Held for Sale

Fixed assets

a.	Vessels, net

The following table presents an analysis of vessels, net:

	Vessel cost	Accumulated depreciation	Net book value
Balance as at January 1, 2024	$2,769,298	$(277,382)	$2,491,916
Vessel acquisitions	1,150,782	—	1,150,782
Vessel disposals	(311,021)	73,607	(237,414)
Improvements	247	—	247
Depreciation for the year	—	(45,760)	(45,760)
Balance as at June 30, 2024	$3,609,306	(249,535)	3,359,771

Five vessels with an aggregate net book value of $1,012,393 as of June 30, 2024, have been provided as collateral under the terms of the Partnership’s credit facilities (Note 7). In addition, there are 10 vessels financed through sale and lease back agreements, for which the title of ownership is held by the relevant lender, with an aggregate net book value of $2,172,997 and five unencumbered vessels with an aggregate net book value of $174,381 (Note 7) as of June 30, 2024.

Vessel acquisitions

Pursuant to the Umbrella Agreement during the six-month period ended June 30, 2024, the Partnership acquired from CMTC the shares of the vessel-owning companies of the below vessels:

Vessel	Delivery Date	Consideration	Debt (Note 7)	Umbrella Seller’s Credit (Note 7)	Advances paid to CMTC in December 2023	Cash paid to CMTC on the delivery date
Axios II	January 2, 2024	$314,000	$190,000	$92,600	$31,400	$—
Assos	May 31, 2024	277,000	240,000	—	27,700	9,300
Aktoras	June 5, 2024	311,000	240,000	39,900	31,100	—
Apostolos	June 28, 2024	302,000	192,000	2,264	30,200	77,536
Total		$1,204,000	$862,000	$134,764	$120,400	$86,836

The Partnership accounted for these acquisitions as acquisitions of assets since the fair value of the vessels and the time and bareboat charters attached are concentrated in a single identifiable asset. The Partnership considered whether any value should be assigned to the attached charter party agreements acquired and concluded that the contracted daily charter rate was above the market rate on the acquisition date and therefore the total consideration was allocated to the vessel’s cost and the above market acquired charter for the LNG/C Axios II, the LNG/C Apostolos and the LNG/C Aktoras and for the LNG/C Assos the contracted daily charter rate was below the market rate on the acquisition date and therefore the total consideration was allocated to the vessel’s cost and the below market acquired charter (Note 6). The Partnership allocated the cost of the vessels and the time and bareboat charters acquired on the basis of their relative fair values.

The vessels were recorded in the Partnership’s financial statements at a total value of $1,150,782, reflecting a net decrease of $53,218 from the acquisition cost of $1,204,000 due to the value of the charters that were attached to the vessels at the time of the respective acquisitions (Note 6).

F- 9

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

5. Fixed Assets and Assets Held for Sale – Continued

Fixed assets – Continued

a.	Vessels, net - Continued

Improvements

During the six-month periods ended June 30, 2024, and 2023, certain of the Partnership’s vessels underwent improvements. The costs of these improvements amounted to $247 and $16,665 respectively and were capitalized as part of the vessels’ cost.

Vessel disposals

During the six-month period ended June 30, 2024, the Partnership entered into six memoranda of agreement (“MOA”) with third parties for the sale of the below vessels. The Partnership entered into these MOAs based on its strategic decision to focus on the energy transition while at the same time taking advantage of the attractive vessel valuations. The six vessels met the criteria to be classified as held for sale. As of the MOAs dates the vessels’ fair values less estimated costs to sell exceeded their carrying amount, so no impairment charges were recognised in the Partnership’s unaudited condensed consolidated statement of comprehensive income for the six-month period ended June 30, 2024.

Vessel	MOA date	MOA Price	Delivery Date
M/V Akadimos	January 31, 2024	$80,000	March 8, 2024
M/V Seattle Express	February 14, 2024	13,200	April 26, 2024
M/V Fos Express	February 14, 2024	13,200	May 3, 2024
M/V Athenian	March 1, 2024	51,000	April 22, 2024
M/V Athos	March 1, 2024	51,000	April 22, 2024
M/V Aristomenis	March 1, 2024	51,000	May 3, 2024
Total		$259,400

For the six-month period ended June 30, 2024, the Partnership recognized a gain on sale of vessels analysed as follows:

Vessel	Sale price	Carrying value on sale	Other sale expenses	Gain on sale
M/V Akadimos	$80,000	$(62,030)	$(1,560)	$16,410
M/V Seattle Express	13,200	(12,939)	(269)	(8)
M/V Fos Express	13,200	(12,931)	(284)	(15)
M/V Athenian	51,000	(44,833)	(1,029)	5,138
M/V Athos	51,000	(44,760)	(1,029)	5,211
M/V Aristomenis	51,000	(45,105)	(1,029)	4,866
Total	$259,400	$(222,598)	$(5,200)	$31,602

F- 10

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

5. Fixed Assets and Assets Held for Sale – Continued

Fixed assets – Continued

b.	Vessels under construction

The following table presents an analysis of vessels under construction:

Vessels under construction cost
Balance as at January 1, 2024	$140,369
Advances for vessels under construction	184,409
Balance as at June 30, 2024	$324,778

During the six-month period ended June 30, 2024, the Partnership paid advances of $74,654 (Note 4) in relation to the Gas Vessels and $101,100 in relation to the LNG/C Alcaios I, the LNG/C Antaios I, the LNG/C Athlos and the LNG/C Archon (the “Newbuild Vessels”). During the six-month period ended June 30, 2024, the Partnership recognized initial expenses of $8,655, as part of vessels under construction cost.

c.	Advances for vessels under construction-related party

Pursuant to the Umbrella Agreement in December 2023 the Partnership paid to CMTC a deposit of $174,400, or 10% of the aggregate acquisition price of the LNG/C Axios II, the LNG/C Assos, the LNG/C Apostolos, the LNG/C Aktoras, the LNG/C Archimidis and the LNG/C Agamemnon. During the six-month period ended June 30, 2024, upon the LNG/C Axios II, the LNG/C Assos, the LNG/C Apostolos and the LNG/C Aktoras delivery from the shipyard, the Partnership acquired from CMTC the vessel-owning companies of these four LNG/Cs (Note 5a).

The following table presents an analysis of advances for vessels under construction-related party:

Advances for vessels under construction-related party
Balance as at January 1, 2024	$174,400
Transfer to vessels, net	(120,400)
Balance as at June 30, 2024	$54,000

d.	Assets held for sale

An analysis of assets held for sale is as follows:

Assets held for sale
Balance as at January 1, 2024	$14,394
Disposal of vessel	(14,394)
Balance as at June 30, 2024	$—

On December 15, 2023, the Partnership agreed to sell to an unaffiliated party the M/V Long Beach Express along with its time charter attached (Note 6), at a price of $13,050, considered that the vessel met the criteria to be classified as held for sale, measured the vessel at the lower of its carrying amount along with the time charter attached and fair value less the cost associated with the sale, and recognized an impairment charge of $340 in its consolidated statement of comprehensive income for the year ended December 31, 2023. The vessel was delivered to the new owner on February 26, 2024.

F- 11

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

6. Above / below market acquired charters

During the six-month period ended June 30, 2024, the Partnership acquired the LNG/C Axios II, the LNG/C Apostolos and the LNG/C Aktoras with time and bareboat charter daily rates being above the market rates for equivalent time and bareboat charters prevailing at the time of acquisitions (Note 5a). During the six-month period ended June 30, 2024, the Partnership also acquired the LNG/C Assos with time charter attached to the vessel, with time charter daily rate being below market rate for equivalent time charter prevailing at the time of acquisition (Note 5a).

The fair value of the time and the bareboat charters attached to the vessels representing the difference between the time and the bareboat charter rates at which the vessels were fixed and the market rates for comparable charters as determined by reference to market data on the acquisition dates were recorded as “Above market acquired charters” under other non-current assets or “Below market acquired charters” under long-term liabilities in the unaudited condensed consolidated balance sheet as of the acquisition dates, respectively. The fair values of the time and the bareboat charters attached were determined using Level 2 inputs being market values on the acquisition dates (Note 9).

During the six-month period ended June 30, 2024, the Partnership disposed of the M/V Seattle Express and the M/V Fos Express along with their time charters attached (Note 5a).

Above / below market time and bareboat charters acquired are amortized / accreted using the straight-line method as a reduction / increase to revenues over the remaining term of the charters. For the six-month periods ended June 30, 2024, and 2023 such amortization and accretion to time and bareboat charter revenues for the above and below market acquired time and bareboat charters amounted to $10,812 and $1,520, respectively.

An analysis of above / below market acquired time and bareboat charters is as follows:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2024	$83,389	$(88,543)
Additions	58,254	(5,036)
Disposals	—	2,910
(Amortization) / accretion	(18,283)	7,471
Carrying amount as at June 30, 2024	$123,360	$(83,198)

As of June 30, 2024, the remaining carrying amount of unamortized above / below market acquired time and bareboat charters was $123,360 and $83,198 respectively and will be amortized / accreted in future periods as follows:

For the twelve-month periods ended June 30,	Above market acquired charters	Below market acquired charters
2025	$39,264	$(14,302)
2026	34,842	(13,512)
2027	12,170	(13,512)
2028	7,413	(13,549)
2029	7,392	(13,512)
Thereafter	22,279	(14,811)
Total	$123,360	$(83,198)

F- 12

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

7. Long-term debt, net

Long-term debt consists of the following credit facilities, sale and lease back agreements, seller’s credits and unsecured bonds collectively the “financing arrangements”. As of June 30, 2024 and December 31, 2023, the following amounts were outstanding under our financing arrangements:

		As of June 30, 2024	As of December 31, 2023	Rate of interest
	Credit facilities
(i)	Issued in January 2021 maturing in February 2026 (the “CMTC Seller’s Credit”)	$6,000	$6,000	Fixed rate
(ii)	Issued in December 2023 maturing in June 2027 (the “Umbrella Seller’s Credit”)	42,164	—	Fixed rate
(iii)	Assumed in December 2021 fully repaid in June 2024 (the “2021 credit facility”)	—	101,087	Margin + Secured Overnight Financing Rate (“SOFR”)
(iv)	Issued in October 2022 maturing in October 2028 (the “2022 credit facility”)	97,020	99,680	Margin + SOFR
(v)	Issued in June 2023 maturing in June 2031 (the “2023 credit facility”)	93,750	96,875	Margin + SOFR
(vi)	Issued in December 2023 maturing in December 2030 (the “2024 – LNG/C Axios II credit facility ”)	185,000	—	Margin + SOFR
(vii)	Issued in May 2024 maturing in June 2031 (the “2024 – LNG/C Aktoras credit facility”)	240,000	—	Margin + SOFR
(viii)	Issued in June 2024 maturing in June 2031 (the “2024 – LNG/C Aristidis I credit facility”)	155,000	—	Margin + SOFR
(ix)	Issued in June 2024 maturing in July 2032 (the “2024 – LNG/C Apostolos credit facility”)	192,000	—	Margin + SOFR
	Sale and lease back agreements
(x)	Issued in January 2020 fully repaid in April 2024 (the “2020 CMBFL”)	—	26,500	Margin + SOFR
(xi)	Issued in January 2020 fully repaid in April 2024 (the “2020 CMBFL”)	—	26,500	Margin + SOFR
(xii)	Issued in May 2020 fully repaid in March 2024 (the “ICBCFL”)	—	38,332	Margin + SOFR
(xiii)	Assumed in September 2021 maturing in November 2029 (the “2021 Bocomm”)	121,311	126,479	Margin + SOFR
(xiv)	Assumed in September 2021 maturing in June 2030 (the “2021 Bocomm”)	116,159	120,232	Margin + SOFR
(xv)	Assumed in November 2021 maturing in August 2028 (the “2021 CMBFL - LNG/C”)	126,719	130,873	Margin + SOFR
(xvi)	Assumed in November 2021 maturing in September 2028 (the “2021 CMBFL - LNG/C”)	125,707	129,829	Margin + SOFR
(xvii)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	127,608	130,715	Fixed rate
(xviii)	Issued in December 2022 maturing in January 2031 (the “2022 Jolco”)	102,293	104,284	($69,893: Margin + SOFR, $32,400: Fixed rate)
(xix)	Issued in February 2023 maturing in February 2033 (the “2023 CMBFL - LNG/C”)	173,063	177,438	Margin + SOFR
(xx)	Assumed in December 2023 maturing in October 2033 (the “2023 CMBFL - LNG/C AMI”)	185,264	196,317	Margin + SOFR
(xxi)	Issued in December 2023 maturing in May 2032 (the “2023 – LNG/C Assos Jolco”)	240,000	—	($192,000: Margin + SOFR, $48,000: Fixed rate)
	Unsecured Bonds
(xxii)	Issued in October 2021 maturing in October 2026 (the “2021 Bonds”)	160,445	165,984	Fixed rate
(xxiii)	Issued in July 2022 maturing in July 2029 (the “2022 Bonds”)	106,963	110,656	Fixed rate
	Total long-term debt	2,596,466	1,787,781
	Less: Deferred loan and financing arrangements issuance costs	18,047	12,486
	Total long-term debt, net	2,578,419	1,775,295
	Less: Current portion of long-term debt	129,685	105,911
	Add: Current portion of deferred loan and financing arrangements issuance costs	3,516	2,795
	Long-term debt, net	$2,452,250	$1,672,179

F- 13

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

7. Long-term debt, net – Continued

Details of the Partnership’s financing arrangements are discussed in Note 7 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2023.

“2024 – LNG/C Aristidis I credit facility”

On June 25, 2024, the vessel-owning company of the LNG/C Aristidis I entered into a new credit facility, the “2024 – LNG/C Aristidis I credit facility”, of up to $155,000, mainly for the full repayment of the 2021 credit facility. The Partnership is acting as a parent guarantor. The Partnership drew down the full amount of the facility on June 26, 2024. The facility has a duration of seven years.

“2021 credit facility”

On June 28, 2024, the Partnership fully repaid $99,403 of the then outstanding 2021 credit facility through the 2024 – LNG/C Aristidis I credit facility.

“2024 – LNG/C Apostolos Jolco”

On June 25, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new sale and lease back agreement, the “2024 – LNG/C Apostolos Jolco”, of up to $240,000, for the purpose of full repayment of the 2024 – LNG/C Apostolos credit facility. On July 16, 2024, the Partnership drew down the full amount of 2024-LNG/C Apostolos Jolco. The sale and lease back agreement has a duration of eight years.

“2024 – LNG/C Apostolos credit facility”

On June 20, 2024, the vessel-owning company of the LNG/C Apostolos entered into a new credit facility, the “2024 – LNG/C Apostolos credit facility”, of up to $192,000, for the purpose of partially financing the construction of the vessel (Note 5a). During June 2024 the Partnership drew down the full amount of the facility. The facility was fully repaid on July 16, 2024, through the 2024 – LNG/C Apostolos Jolco.

“2024 – LNG/C Aktoras credit facility”

On May 31, 2024, the vessel-owning company of the LNG/C Aktoras entered into a new credit facility, the “2024 – LNG/C Aktoras credit facility”, of up to $240,000, for the purpose of partially financing the construction of the vessel (Note 5a). The Partnership is acting as a parent guarantor. During June 2024, the Partnership drew down the full amount of the facility. The facility has a duration of seven years.

“2021 Bocomm”

On May 14, 2024, we agreed with Bank of Communications Financial Leasing Co., Ltd (“Bocomm”) to amend certain of the terms included in two separate sale and lease back agreements that the companies owning the vessels LNG/C Aristos I and the LNG/C Aristarchos had entered into with Bocomm in 2021. Specifically, effective from May 2024, the Partnership agreed to reduce the interest paid on the outstanding amount and extended the maturity for both facilities by two years.

“2023 – LNG/C Assos Jolco”

On December 22, 2023, the Partnership entered into a new sale and lease back agreement of up to $240,000, for the purpose of partially financing the acquisition of the shares of the vessel-owning company of the LNG/C Assos (Note 5a). The full amount of the sale and lease back agreement was drawn in May 2024. The 2023 LNG/C Assos Jolco, has a duration of eight years.

“2024 – LNG/C Axios II credit facility”

On December 20, 2023, the vessel-owning company of the LNG/C Axios II entered into a new credit facility, the “2024 – LNG/C Axios II credit facility”, of up to $190,000, for the purpose of partially financing the construction of the vessel (Note 5a). The Partnership is acting as a parent guarantor. The Partnership drew down the full amount of the facility on January 2, 2024, upon the completion of the acquisition of the vessel from CMTC. The facility has a duration of seven years.

F- 14

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

7. Long-term debt, net – Continued

“Umbrella Seller’s Credit”

On December 21, 2023, upon entering the Umbrella Agreement the Partnership entered into an unsecured seller’s credit agreement with CMTC, the “Umbrella Seller’s Credit” for an amount of up to $220,000 in order to finance a portion of the purchase price of the 11 new 174,000 CBM LNG/C vessels under construction (Note 4). The Umbrella Seller’s Credit provides for interest at a rate of 7.5% per annum and has a maturity date of June 30, 2027. On June 28, June 5 and January 2, 2024, upon the deliveries of the LNG/C Apostolos, the LNG/C Aktoras and the LNG/C Axios II, the Partnership used a portion of $2,264, $39,900 and $92,600, respectively. On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian to their new owners (Note 5a), the Partnership repaid the amounts of $12,789, $39,973 and $39,838, respectively.

“ICBCFL sale and lease back”

On March 8, 2024, upon the delivery of the M/V Akadimos to its new owner the Partnership repaid in full the ICBCFL sale and lease back agreement amounting to $38,332.

“2020 CMBFL sale and lease back”

On April 22 and 26, 2024 upon the delivery of the M/V Athos and the M/V Aristomenis to their new owners the Partnership fully repaid the 2020 CMBFL sale and lease back agreements amounting to $25,700 and $24,900, respectively.

During the six-month period ended June 30, 2024, the Partnership repaid the amount of $52,912 in line with the amortization schedule of its financing arrangements and fully repaid $280,935.

As of June 30, 2024, and December 31, 2023, the Partnership was in compliance with all financial debt covenants.

As of June 30, 2024, an amount of $240,000, pursuant to the 2024 – LNG/C Apostolos Jolco, was remaining available to be drawn for the purpose of the full repayment of the 2024 – LNG/C Apostolos credit facility. The amount was drawn on July 16, 2024.

For the six-month periods ended June 30, 2024, and 2023 interest expense amounted to $62,990 and $47,563, respectively and the weighted average interest rate of the Partnership’s loan facilities, financing arrangements and unsecured bonds was 6.8% and 6.2%, respectively.

8. Derivative Instruments

In connection with the issuance of the 2022 Bonds and the 2021 Bonds (Note 7), the Partnership entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated Bonds, including the semi-annual interest payments for the period from July 26, 2022 to July 26, 2029 and from October 21, 2021 to October 21, 2025, respectively to fixed-rate, U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the 2022 Bonds and the 2021 Bonds by fixing the principal amount of the 2022 Bonds and the 2021 Bonds, with a fixed annual interest rate. The cross-currency swap agreement related to the 2022 Bonds was designated as an accounting hedge.

Derivative instruments not designated as hedges are not speculative and are used to manage the Partnership’s exposure to identified risks but do not meet the strict hedge accounting requirements and/or the Partnership has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in the consolidated statements of comprehensive income. Changes in the fair value of derivatives designated as accounting hedges are recorded in the consolidated statements of other comprehensive income (effective portion), until the hedged item is recognized in the consolidated statements of comprehensive income.

F- 15

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

8. Derivative Instruments – Continued

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of June 30, 2024.

a)	Derivative Asset:
Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Partnership receives in EURO	Fixed Rate the Partnership pays in United States Dollars	Fair Value June 30, 2024, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	3,226
				Total Fair Value		$3,226

b)	Derivative Liabilities:
Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Partnership receives in EURO	Fixed Rate the Partnership pays in United States Dollars	Fair Value June 30, 2024, in United States Dollars
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.66%	$9,742
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.69%	2,481
				Total Fair Value		$12,223

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in “Accrued and other liabilities” in the unaudited condensed consolidated balance sheets.

The following tables summarize the effect of the cross-currency swap agreements for the six-month periods ended June 30, 2024 and 2023:

-        Derivative designated as accounting hedge

	For the six-month periods ended June 30,
Amount of gain/(loss) recognized in other comprehensive income	2024	2023
Cross-currency swap agreement related to 2022 Bonds	$(4,492)	$2,690
Reclassification to other income, net	4,671	(1,040)
Total gain recognized in accumulated other comprehensive loss	$179	$1,650

The estimated net expense that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on cross-currency swap agreements designated as accounting hedge, amounts to $1,887.

 -        Derivatives not designated as accounting hedges:

	For the six-month periods ended June 30,
Amount of gain/(loss) recognized in other income, net	2024	2023
Change in fair value of derivatives related to 2021 Bonds	$(5,043)	$3,213
Realized interest expense of derivatives related to 2021 Bonds	(1,076)	(1,038)
Total (loss) / gain recognized in other income, net	$(6,119)	$2,175

9. Financial Instruments

(a) Fair value of financial instruments

Cash and cash equivalents, restricted cash and other assets and liabilities.

The carrying value of cash and cash equivalents and restricted cash, are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due to and due from related parties, trade accounts payable and accrued liabilities approximate their fair value.

F- 16

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

9. Financial Instruments – Continued

(a) Fair value of financial instruments – Continued

Long-term debt

The fair value of variable rate long-term debt (Note 7) approximates the recorded value, due to its variable interest being based on the SOFR rates and due to the fact that the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of June 30, 2024. SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long-term debt (Note 7 ((i), (ii), (xvii), (xviii) and (xxi))) as of June 30, 2024, was approximately $237,769 (carrying value: $256,172) and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The 2022 Bonds and the 2021 Bonds (Note 7 ((xxii) and (xxiii))) have a fixed rate, and their estimated fair values as of June 30, 2024, were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbols CPLPB1 and CPLPB2 on Athens Stock Exchange) and were approximately $256,841 (carrying value: $267,408).

Derivative instruments

As of June 30, 2024:

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

Recurring Measurements:	June 30, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Unobservable Inputs (Level 3)
Cross Currency SWAP (100,000) - asset position	$3,226	$—	$3,226	$—
Cross Currency SWAP (120,000) – liability position	(9,742)	—	(9,742)	—
Cross Currency SWAP (30,000) – liability position	(2,481)	—	(2,481)	—
Total	$(8,997)	$—	$(8,997)	$—

The fair value (Level 2) of cross-currency swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, current interest rates, foreign exchange rates and the credit worthiness of both us and the derivative counterparty. This line item is presented in “Derivative asset” and “Derivative liabilities” in the unaudited condensed consolidated balance sheets.

There were no Level 3 items.

(b) Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable, net. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with a limited number of creditworthy financial institutions rated by qualified rating agencies. Most of the Partnership’s revenues were derived from a few charterers.

F- 17

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

10. Partners’ Capital

As of June 30, 2024, and December 31, 2023, the Partnership’s partners’ capital was comprised of the following units:

	As of June 30, 2024	As of December 31, 2023
Common units	54,887,313	55,039,143
General partner units	348,570	348,570
Treasury Units	2,122,352	870,522
Total partnership units	57,358,235	56,258,235

Details of the Partnership’s Partner’s Capital are discussed in Note 13 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2023.

During the six-month periods ended June 30, 2024, and 2023, the Partnership declared and paid the following distributions to its common unit holders:

	April 25, 2024	January 25, 2024	April 25, 2023	January 26, 2023
Common unitholders
Distributions per common unit declared	$0.15	$0.15	$0.15	$0.15
Common units distribution	$8,386	$8,257	$3,009	$3,008
General partner and incentive distribution rights (“IDR”)	$52	$52	$52	$52

11. Omnibus Incentive Compensation Plan

In January 2024, the board of directors adopted an amended and restated Compensation Plan (the “Plan”), to reserve for issuance a maximum number of 1,100,000 restricted common units which were recognized under treasury units.

On March 8, 2024, the Partnership awarded 96,104 unvested units to Employees and Non-Employees with a grant-date fair value of $17.45 per unit. The units were fully vested on the same date.

The following table contains details of our plan:

	Equity compensation plan
Unvested Units	Units	Value
Unvested on January 1, 2024	247,934	$3,769
Granted	96,104	1,671
Vested	(96,104)	(1,671)
Unvested on June 30, 2024	247,934	$3,769

The unvested units accrue distributions as declared and paid, which distributions are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partners’ capital. As of June 30, 2024, the unvested units accrued $609 of distributions.

There were no forfeitures of awards during the six-month period ended June 30, 2024. The Partnership estimated the forfeitures of unvested units to be immaterial.

For the six-month periods ended June 30, 2024, and 2023 the equity compensation expense that has been charged in the unaudited condensed consolidated statements of comprehensive income was $3,517 and $1,864 respectively. This expense has been included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

As of June 30, 2024, the total unrecognized compensation cost related to non-vested awards is $1,895 and is expected to be recognized over a period of 0.5 years. The Partnership uses the straight-line method to recognize the cost of the awards.

F- 18

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

12. Net Income Per Unit

For the six-month periods ended June 30, 2024, and 2023 the Partnership excluded the effect of 247,934 and 495,867 non-vested unit awards in calculating dilutive EPU for its common unitholders, as they were anti-dilutive. The non-vested units were participating securities because they received distributions from the Partnership and these distributions did not have to be returned to the Partnership if the non-vested units were forfeited by the grantee.

The Partnership’s net income for the six-month periods ended June 30, 2024, and 2023 did not exceed the First Target Distribution Level and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The Two-Class Method was used to calculate EPU as follows:

	For the six-month periods ended June 30,
BASIC and DILUTED	2024	2023
Numerators
Partnership’s net income	$68,080	$17,440
Less:
General Partner’s interest in Partnership’s net income	428	297
Partnership’s net income allocable to unvested units	305	423
Common unit holders’ interest in Partnership’s net income	$67,347	$16,720
Denominators
Weighted average number of common units outstanding, basic and diluted	54,851,934	19,639,212
Net income per common unit:
Basic and diluted	$1.23	$0.85

13. Commitments and Contingencies

Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

Commitments

(a) Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time charter contracts, as of June 30, 2024 were:

Year ending June 30,	Amount
2025	$447,811
2026	389,820
2027	305,380
2028	299,529
2029	273,642
Thereafter	786,617
Total	$2,502,799

(b)  Commitments for the acquisition of vessel owning companies from a related party and vessels under construction: As of June 30, 2024, the Partnership had outstanding commitments relating to acquisitions of vessel owning companies from a related party and vessels under construction amounting to $486,000 and $1,490,121, respectively which will be financed through the issuance of debt and cash at hand (Notes 4, 5).

F- 19

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

13. Commitments and Contingencies - Continued

Commitments - Continued

(b) Commitments for the acquisition of vessel owning companies from a related party and vessels under construction - Continued

The following table contains details of the commitments for the acquisition of vessel owning companies from a related party and for vessels under construction:

Year ending June 30,	Acquisition of vessel owning companies from CMTC	Vessels under construction	Total
2025	$—	$171,395	$171,395
2026	486,000	369,157	855,157
2027	—	913,641	913,641
2028	—	35,928	35,928
Total	$486,000	$1,490,121	$1,976,121

(c)  Supervision Services Commitments: As of June 30, 2024, the Partnership had outstanding commitments relating to supervision services agreements for vessels under construction, amounting to $6,400 (Notes 4, 5b).

The following table contains details of supervision services commitments:

Year ending June 30,	Amount
2025	$1,467
2026	2,083
2027	2,717
2028	133
Total	$6,400

14. Subsequent events

(a)   Dividends: On July 24, 2024, the board of directors of the Partnership declared a cash distribution of $0.15 per common unit for the second quarter of 2024. The second quarter common unit cash distribution was paid on August 12, 2024, to unit holders of record on August 6, 2024.

(b)   Partnership’s conversion into corporation and name change: On August 2, 2024, the Partnership announced its conversion from a Marshall Islands limited partnership to a Marshall Islands corporation and its name change from Capital Product Partners L.P. to Capital Clean Energy Carriers Corp. (the “CCEC” or “Company”). The conversion and the name change were approved by the majority of the Partnership’s unitholders, the conflicts committee of the Partnership’s board of directors, the Partnership’s full board of directors and the Partnership’s CGP and completed on August 26, 2024. As a result of the Conversion the Company’s common shares are trading on the Nasdaq Global Select Market under the name “Capital Clean Energy Carriers Corp.” with the ticker symbol CCEC and the following changes to the capital structure and corporate governance, among others, occurred.

•	CPP, a Marshall Islands limited partnership, was converted to CCEC, a Marshall Islands corporation.
•	Each common unit of CPP issued and outstanding immediately prior to the conversion was converted into one common share of CCEC with a par value of $0.01 per share (the “Common Shares”).
•	The CGP units and its incentive distribution rights issued and outstanding immediately prior to the conversion was converted into an aggregate 3,500,000 Common Shares. Following the conversion, CMTC and its affiliates hold in aggregate approximately 59.0% of the outstanding Common Shares.
•	CGP gave up its existing management and consent rights with respect to CPP, including its right to appoint three directors to CPP’s board of directors and its veto rights over, among other things, approval of mergers, consolidations and other significant corporate transactions and amendments to CPP’s governing documents.
•	Following the conversion, the board of directors consist of eight directors, a majority of which are “independent” in accordance with Nasdaq rules.

F- 20

Capital Product Partners L.P. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars)

14. Subsequent events – Continued

(b)   Partnership’s conversion into corporation and name change Continued:

•	Until CMTC and its affiliates cease to own at least 25% of the outstanding Common Shares, CMTC and its affiliates will have the right to nominate three out of the eight directors to the board. If the holdings of CMTC and its affiliates fall below 25% but remain above 15% of the outstanding Common Shares, CMTC and its affiliates thereafter will have the right to nominate two out of eight directors to the board. If the holdings of CMTC and its affiliates fall below 15% but remain above 5% of the outstanding Common Shares, CMTC and its affiliates thereafter will have the right to nominate one out of eight directors to the board. If the holdings of CMTC and its affiliates fall below 5%, CMTC thereafter will no longer have any rights to nominate directors to the board. The remaining members of the board of directors will be nominated by CCEC’s nominating committee and all directors will be elected by majority vote of the holders of Common Shares (including CMTC and its affiliates), other than in a contested election, in which the election of directors will be by a plurality vote.

(c) Refinancing of the two “2021 CMBFL - LNG/C”: On August 23, 2024, the Partnership entered into two separate sale and lease back agreements with subsidiaries of the Bank of Communications Financial Leasing Co., Ltd (“Bocomm”) for the LNG/C Asklipios and the LNG/C Attalos for an amount of $162,500 each with the purpose of refinancing the then outstanding balance of both vessels of $250,365 under the sale and lease back arrangements that the companies owning the vessels had entered into with CMB Financial Leasing Co., Ltd (“CMBFL”) in 2021. The new sale and lease back agreements have remaining durations, starting from August 29, 2024, when the refinancing took place, of 7 years.

(d)      Sale of vessels: On September 12, 2024, the Partnership entered into five separate MOAs with a third party for the sale of the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Privilege, the M/V Hyundai Prestige and the M/V Hyundai Platinum, (each 63,010 DWT/ 5,023 TEU, container vessel, built 2013, Hyundai Heavy Industries Co., Ltd., S. Korea). The five vessels met the criteria to be classified as held for sale. At that time the vessels’ fair values less costs to sell exceeded their carrying amount of $175,711 including the unamortized portion of the above market acquired charters, so no impairment charges were recognized in the Partnership’s records. The vessels are expected to be delivered to their new owner progressively between November 2024 and January 2025.